Buenos Aires, May 31st, 2021

Bolsas y Mercados Argentinos S.A.

Comisión Nacional de Valores

Dear Sirs,

I am writing to Bolsas y Mercados Argentinos S.A. and the National Securities Commission (‘Comisión Nacional de Valores’) in my capacity as Head of Market Relations of Pampa Energía SA (‘Pampa’ or the ‘Company’) to inform, with grief, that Mr. Miguel Bein, regular director and member of the Audit Committee of the Company, has passed away. We express our respects and gratefulness to the great professional and excellent person for having the pleasure to work with him.

As a consequence of the aforementioned, we inform that Mrs. Silvana Wasersztrom, alternate director of the Company, will replace Mr. Bein as regular director and member of the Audit Committee, to complete Mr. Bein´s term.

Sincerely,

Victoria Hitce

Head of Market Relations